Exhibit 4.10

Stephen Burns
c/o AMP Holding Inc.
100 Commerce Boulevard
Loveland, Ohio 45140

June 5, 2012

AMP Holding Inc.
100 Commerce Boulevard
Loveland, Ohio 45140

Attention: James Taylor, CEO

Re:	Promissory Note (the “Note”) dated October 31, 2011 in the amount of $200,000 between AMP Holding Inc. (“Maker”) and Stephen Burns (“Holder”)

Dear Mr. Taylor:

Reference is hereby made to the Note.  As set forth in the Note, the principal and interest on the outstanding balance was to be paid by Maker to Holder on November 30, 2011.  The parties, by executing below, hereby agree that the first paragraph of the Note is hereby amended and restated as follows:

“AMP Holding Inc., a Nevada corporation (the "Maker "), for value received, hereby promises to pay to Stephen Burns or registered assigns (the "Holder"), the principal sum of TWO HUNDRED THOUSAND AND OO/XX ($200,000) Dollars in such coin or currency of the United States of America as at the time of payment shall be legal tender for the payment of public and private debts. Maker further promises to pay interest on the unpaid principal balance hereof at the rate of ten percent (10%) per annum, principal and interest on the outstanding balance to be paid by September 30, 2012 (the "Maturity Date") .  Interest shall be calculated on the basis of a 360 day year and actual days elapsed. In no event shall the interest charged hereunder exceed the maximum permitted under the laws of the State of Ohio. In the event that the Maker raises in excess of Five Hundred Thousand ($500,000) dollars in an equity financing, then the Maker will use part of its proceeds to payoff this note.”

We kindly request that you execute this letter below indicating that you agree with the above amendment.

Sincerely,

/s/ Stephen Burns
Stephen Burns

AGREED AND ACKNOWLEDGED:

AMP Holding Inc.

By: /s/ Richard J. Calme
Name: Richard J. Calme
Title: Interim CFO